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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 17)

NORTHERN DYNASTY MINERALS LTD.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

66510M204 (CUSIP Number)

February 2, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66510M204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Rio Tinto plc
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only

4.	Citizenship or Place of Organization

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power

0
6. Shared Voting Power

18,145,845
7. Sole Dispositive Power

0
8. Shared Dispositive Power

18,145,845

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

18,145,845
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9)

19.79%
12.	Type of Reporting Person

CO

CUSIP No. 66510M204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

QIT-Fer et Titane Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only

4.	Citizenship or Place of Organization

Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power

0
6. Shared Voting Power

18,145,845
7. Sole Dispositive Power

0
8. Shared Dispositive Power

18,145,845

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

18,145,845
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9)

19.79%
12.	Type of Reporting Person

CO

Item 1.	(a)	Name of Issuer

Northern Dynasty Minerals Ltd.

	(b)	Address of Issuer’s Principal Executive Offices

Suite 1020, 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6

Item 2.	(a)	Name of Person Filing

QIT-Fer et Titane Inc.

	(b)	Address of Principal Business Office or, if none, Residence

770 Sherbrooke Street West,18th Floor Montreal, Quebec H3A 1G1

	(c)	Citizenship

Quebec, Canada

	(d)	Title of Class of Securities

Common Stock, no par value

	(e)	CUSIP Number

66510M204

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 18,145,845

	(b)	Percent of class: 19.79%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 0

		(ii)	Shared power to vote or to direct the vote: 18,145,845

		(iii)	Sole power to dispose or to direct the disposition of: 0

		(iv)	Shared power to dispose or to direct the disposition of: 18,145,845

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

QIT – Fer et Titane Inc. (“QIT”) is an indirect wholly-owned subsidiary of Rio Tinto plc. QIT is the record holder of the securities.

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2007

By:	/s/ Michael L. Jutras
Signature

Michael L. Jutras, General Counsel and Secretary
Name and Title